        REPORTS

 Exhibit 99.2

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2023, our internal control over financial reporting is effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, has been audited by KPMG LLP, the Independent Registered Public Accounting Firm, who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2023.

/s/ Ian C. Dundas	/s/ Jodine J. Jenson Labrie
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Calgary, Alberta

February 21, 2024

ENERPLUS 2023 FINANCIAL SUMMARY             1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Enerplus Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Enerplus Corporation and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income/(loss) and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 21, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada

February 21, 2024

2             ENERPLUS 2023 FINANCIAL SUMMARY

Management’s Responsibility for Financial Statements

In management’s opinion, the accompanying consolidated financial statements of Enerplus Corporation have been prepared within reasonable limits of materiality and in accordance with accounting principles generally accepted in the United States of America. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to February 21, 2024. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

The consolidated financial statements have been examined by KPMG LLP, Independent Registered Public Accountants. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The Report of Independent Registered Public Accounting Firm outlines the scope of their examination and sets forth their opinion.

The Audit Committee, consisting exclusively of independent directors, has reviewed these statements with management and the Independent Registered Public Accounting Firm and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Company.

/s/ Ian C. Dundas	/s/ Jodine J. Jenson Labrie
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Calgary, Alberta

February 21, 2024

ENERPLUS 2023 FINANCIAL SUMMARY             3

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Enerplus Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Enerplus Corporation and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income/(loss) and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with

U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 21, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

4             ENERPLUS 2023 FINANCIAL SUMMARY

Impact of estimated proved crude oil and natural gas reserves on the calculations of depletion expense and the ceiling test related to crude oil and natural gas properties

As discussed in Note 2(d) to the consolidated financial statements, the Company depletes its crude oil and natural gas properties using the unit of production method on a country-by-country cost centre basis. Under such method, capitalized costs for the crude oil and natural gas properties are depleted over the estimated proved crude oil and natural gas reserves (“proved reserves”). For the year ended December 31, 2023, the Company recorded depletion, depreciation, accretion and impairment expense of $377,495 thousand, which included depletion expense. Additionally, as discussed in Notes 2(d) and 5 to the consolidated financial statements, the Company is required to perform a quarterly ceiling test calculation on a cost centre basis. For the year ended December 31, 2023, the Company recorded no ceiling test impairment related to the crude oil and natural gas properties. The Company limits the capitalized costs of proved and unproved crude oil and natural gas properties, net of accumulated depletion and the related deferred income tax effects, by cost centre to the estimated future net cash flows from proved reserves discounted at 10 percent, net of related tax effects, plus the lower of cost or fair value of unproved properties. The estimated future net cash flows are calculated using the unweighted average of the preceding twelve months’ first-day-of-the-month commodity prices. The estimation of proved reserves requires the expertise of independent reservoir engineering specialists, who take into consideration assumptions related to forecasted production and forecasted operating and capital costs. The Company engages independent reservoir engineering specialists to estimate proved reserves.

We identified the assessment of the impact of estimated proved reserves on the calculations of depletion expense and the ceiling test related to crude oil and natural gas properties as a critical audit matter. Changes in assumptions related to forecasted production and forecasted operating and capital costs could have had a significant impact on the calculations of depletion expense and the ceiling test. A high degree of auditor judgment was required in evaluating the proved reserves, and assumptions related to forecasted production and forecasted operating and capital costs, which were an input to the calculations of depletion expense and the ceiling test.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to:

●	the calculations of depletion expense and the ceiling test, and
●	the estimation of the proved reserves and the assumptions related to forecasted production and forecasted operating and capital costs.

We assessed the calculations of depletion expense and the ceiling test for compliance with regulatory standards. We evaluated the competence, capabilities and objectivity of the independent reservoir engineering specialists engaged by the Company, who estimated the proved reserves. We evaluated the methodology used by the independent reservoir engineering specialists to estimate proved reserves for compliance with regulatory standards. We compared the Company’s 2023 actual production and operating and capital costs to those estimates used in the prior year estimate of proved reserves to assess the Company’s ability to accurately forecast. We assessed the estimates of forecasted production and forecasted operating and capital cost assumptions used in the proved reserves by comparing them to historical results.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2017

Calgary, Canada

February 21, 2024

ENERPLUS 2023 FINANCIAL SUMMARY             5

       STATEMENTS

Consolidated Balance Sheets

(US$ thousands)	Note	December 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents		$66,731	$38,000
Accounts receivable, net of allowance for doubtful accounts	3	268,433	276,590
Other current assets	4	44,959	56,552
Derivative financial assets	14	3,161	36,542
		383,284	407,684
Property, plant and equipment:
Crude oil and natural gas properties (full cost method)	4, 5	1,511,682	1,322,904
Other capital assets	4	9,546	10,685
Property, plant and equipment		1,521,228	1,333,589
Other long-term assets	4	5,945	21,154
Right-of-use assets	9	24,996	20,556
Deferred income tax asset	12	133,023	154,998
Total Assets		$2,068,476	$1,937,981

Liabilities
Current liabilities
Accounts payable	6	$385,670	$398,482
Current portion of long-term debt	7	80,600	80,600
Derivative financial liabilities	14	—	10,421
Current portion of lease liabilities	9	12,087	13,664
		478,357	503,167
Long-term debt	7	105,429	178,916
Asset retirement obligation	8	125,452	114,662
Lease liabilities	9	14,333	9,262
Deferred income tax liability	12	117,556	55,361
Total Liabilities		841,127	861,368

Shareholders’ Equity
Share capital – authorized unlimited common shares, no par value
Issued and outstanding: December 31, 2023 – 202 million shares
December 31, 2022 – 217 million shares	13	2,692,053	2,837,329
Paid-in capital		44,499	50,457
Accumulated deficit		(1,207,862)	(1,509,832)
Accumulated other comprehensive loss		(301,341)	(301,341)
		1,227,349	1,076,613
Total Liabilities & Shareholders' Equity		$2,068,476	$1,937,981

Commitments and Contingencies	15
Subsequent Events	13, 18

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Approved on behalf of the Board of Directors:

/s/ Hilary Foulkes	/s/ Jeffrey Sheets
Director	Director

6             ENERPLUS 2023 FINANCIAL SUMMARY

Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

For the year ended December 31 (US$ thousands)	Note	2023	2022	2021
Revenues
Crude oil and natural gas sales	10	$1,663,016	$2,353,374	$1,482,575
Commodity derivative instruments gain/(loss)	14	31,317	(197,686)	(274,432)
		1,694,333	2,155,688	1,208,143
Expenses
Operating		389,677	365,701	292,433
Transportation		145,576	154,658	128,309
Production taxes		135,131	166,995	101,953
General and administrative	11	65,664	69,954	56,807
Depletion, depreciation, accretion and impairment	4, 5	377,495	309,367	274,756
Interest		17,597	24,553	27,395
Foreign exchange (gain)/loss		60	10,159	(6,908)
Gain on divestment of assets	4	—	(151,937)	—
Transaction costs and other expense/(income)	4, 8	(4,297)	(1,360)	(2,487)
		1,126,903	948,090	872,258
Income/(Loss) Before Taxes		567,430	1,207,598	335,885
Current income tax expense/(recovery)	12	27,183	28,063	2,689
Deferred income tax expense/(recovery)	12	84,171	265,233	98,755
Net Income/(Loss)		$456,076	$914,302	$234,441

Other Comprehensive Income/(Loss)
Unrealized gain/(loss) on foreign currency translation		—	22,507	(6,893)
Foreign exchange gain/(loss) on net investment hedge, net of tax	14	—	(26,541)	4,097
Total Comprehensive Income/(Loss)		$456,076	$910,268	$231,645

Net Income/(Loss) per Share
Basic	13	$2.16	$3.91	$0.93
Diluted	13	$2.09	$3.77	$0.90

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

ENERPLUS 2023 FINANCIAL SUMMARY             7

Consolidated Statements of Changes in Shareholders’ Equity

For the year ended December 31 (US$ thousands)	2023	2022	2021
Share Capital
Balance, beginning of year	$2,837,329	$3,094,061	$3,113,829
Purchase of common shares under Normal Course Issuer Bid	(152,773)	(266,694)	(128,686)
Share-based compensation – treasury settled	7,497	9,962	9,402
Issue of shares (net of tax effected issue costs)	—	—	99,516
Balance, end of year	$2,692,053	$2,837,329	$3,094,061

Paid-in Capital
Balance, beginning of year	$50,457	$50,881	$49,382
Share-based compensation – tax withholdings settled in cash	(16,720)	(13,386)	(3,551)
Share-based compensation – treasury settled	(7,497)	(9,962)	(9,402)
Share-based compensation – non-cash	18,259	22,924	14,452
Balance, end of year	$44,499	$50,457	$50,881

Accumulated Deficit
Balance, beginning of year	$(1,509,832)	$(2,238,325)	$(2,447,735)
Net income/(loss)	456,076	914,302	234,441
Purchase of common shares under Normal Course Issuer Bid	(105,503)	(144,212)	5,504
Dividends declared(1)	(48,603)	(41,597)	(30,535)
Balance, end of year	$(1,207,862)	$(1,509,832)	$(2,238,325)

Accumulated Other Comprehensive Income/(Loss)
Balance, beginning of year	$(301,341)	$(297,307)	$(294,511)
Unrealized gain/(loss) on foreign currency translation	—	22,507	(6,893)
Foreign exchange gain/(loss) on net investment hedge, net of tax	—	(26,541)	4,097
Balance, end of year	$(301,341)	$(301,341)	$(297,307)
Total Shareholders’ Equity	$1,227,349	$1,076,613	$609,310

(1) For the year ended December 31, 2023, dividends declared were $0.230 per share (2022 – $0.181 per share; 2021 – $0.121 per share).

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

8             ENERPLUS 2023 FINANCIAL SUMMARY

Consolidated Statements of Cash Flows

For the year ended December 31 (US$ thousands)	Note	2023	2022	2021
Operating Activities
Net income/(loss)		$456,076	$914,302	$234,441
Non-cash items add/(deduct):
Depletion, depreciation, accretion and impairment	4, 5	377,495	309,367	274,756
Unrealized (gain)/loss on derivative instruments	14	25,621	(150,526)	109,536
Deferred income tax expense/(recovery)	12	84,171	265,233	98,755
Unrealized foreign exchange (gain)/loss on working capital		363	11,217	(8,055)
Share-based compensation and general and administrative	11,13	17,320	22,529	13,424
Other expense/(income)	4, 8	2,125	(4,137)	(4,594)
Amortization of debt issuance costs	7	1,556	1,476	1,093
Translation of U.S. dollar cash held in parent company		—	(937)	(2,330)
Gain on divestment of assets	4	—	(151,937)	—
Investing activities in Other income	4,17	(3,484)	13,702	(4,593)
Asset retirement obligation settlements	8	(14,999)	(17,401)	(12,951)
Changes in non-cash operating working capital	17	(8,054)	(39,506)	(94,643)
Cash flow from/(used in) operating activities		938,190	1,173,382	604,839

Financing Activities
Drawings from/(repayment of) bank credit facilities	7	5,900	(341,655)	395,379
Repayment of senior notes	7	(80,600)	(100,600)	(81,600)
Purchase of common shares under Normal Course Issuer Bid	13	(258,276)	(410,906)	(123,182)
Proceeds from the issuance of shares	13	—	—	98,339
Share-based compensation – tax withholdings settled in cash	13	(16,720)	(13,386)	(3,551)
Dividends	13	(48,603)	(41,597)	(32,284)
Cash flow from/(used in) financing activities		(398,299)	(908,144)	253,101

Investing Activities
Capital and office expenditures	17	(544,771)	(429,873)	(271,131)
Bruin acquisition	4	—	—	(420,249)
Dunn County acquisition	4	—	—	(305,076)
Canadian divestments	4,17	35,847	158,033	—
Property and land acquisitions	4	(7,342)	(22,515)	(9,846)
Property and land divestments	4	5,469	18,385	108,193
Other (expense)/income	4,17	—	(13,702)	4,593
Cash flow from/(used in) investing activities		(510,797)	(289,672)	(893,516)
Effect of exchange rate changes on cash and cash equivalents		(363)	1,086	6,979
Change in cash and cash equivalents		28,731	(23,348)	(28,597)
Cash and cash equivalents, beginning of year		38,000	61,348	89,945
Cash and cash equivalents, end of year		$66,731	$38,000	$61,348

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

ENERPLUS 2023 FINANCIAL SUMMARY             9

      NOTES

Notes to Consolidated Financial Statements

1) REPORTING ENTITY

These annual audited Consolidated Financial Statements (“Consolidated Financial Statements”) and notes present the financial position and results of Enerplus Corporation (the “Company” or “Enerplus”) including its Canadian and United States (“U.S.”) subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus’ corporate offices are located in Calgary, Alberta, Canada and Denver, Colorado, United States.

2) SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies are presented to assist the reader in evaluating these Consolidated Financial Statements and, together with the following notes, are an integral part of the Consolidated Financial Statements.

a) Basis of Preparation

Enerplus’ Consolidated Financial Statements have been prepared by management in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”).

i. Reporting and Functional Currency

These Consolidated Financial Statements are presented in U.S. dollars, which is the reporting and functional currency of the parent entity and its subsidiaries.

The functional currency of the parent company changed from Canadian dollars to U.S. dollars effective January 1, 2023. This was the result of a gradual change in the primary economic environment in which the entity operates, culminating in the sale of Enerplus’ remaining Canadian operating assets at the end of 2022. This has triggered a prospective change as of January 1, 2023 in functional currency of the parent entity to U.S. dollars, consistent with the functional currency of its U.S. subsidiaries. All assets and liabilities held by the parent company were translated at the exchange rate at December 31, 2022 to determine opening balances in U.S. dollars. Amounts that are part of Shareholders’ Equity of the parent company are translated at historical exchange rates. Monetary assets and liabilities denominated in Canadian dollars will be revalued at current exchange rates at each reporting period. Upon settlement and/or realization of Canadian dollar denominated assets and liabilities, there may be realized foreign exchange gains and losses depending on the change in the foreign exchange rate when the transaction was originally recorded and the final settlement date.

ii. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. Actual results could differ from these estimates, and changes in estimates are recorded when known.

Estimated crude oil and natural gas reserves are used by management in preparing these financial statements and require the expertise of independent reservoir engineering specialists. The independent reservoir engineering specialists take into consideration certain assumptions that are highly uncertain at the time the estimate is made or are subjective, including commodity pricing, forecasted production, operating and capital costs. Other assumptions used when estimating crude oil and natural gas reserves, including royalty and inflation rates, involve a lesser degree of subjectivity or uncertainty. Estimates impacted by estimated crude oil and natural gas reserves include the depletion and impairment of property, plant and equipment, and ability to realize deferred income tax assets.

Some of the estimates and judgments made by the Company may have a material impact on the Consolidated Financial Statements, but do not involve highly subjective or uncertain assumptions. These estimates and judgements include, but are not limited to:

●   Asset retirement obligations

●   Income taxes

●   Leases

●   Gains on asset divestments

The Company also considers climate change factors when making the above estimates. The potential impacts, if any, of climate change are usually part of other assumptions used in determining the estimates, including forecasted operating and capital costs, discount rates and commodity pricing.

10             ENERPLUS 2023 FINANCIAL SUMMARY

Enerplus uses the most current information available and exercises judgment in making estimates and assumptions. In the opinion of management, these Consolidated Financial Statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.

iii. Basis of Consolidation

These Consolidated Financial Statements include the accounts of Enerplus and its subsidiaries. Intercompany balances and transactions are eliminated on consolidation. Interests in jointly controlled crude oil and natural gas assets are accounted for following the concept of undivided interest, whereby Enerplus’ proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

iv. Business Combinations

The acquisition method of accounting is used to account for acquisitions that meet the definition of a business under U.S. GAAP. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values, with limited exceptions, at the acquisition date. Transaction costs are expensed as incurred.

b) Revenue

Enerplus sells the majority of its production pursuant to variable-price contracts. The transaction price for variable priced contracts is based on the commodity price, adjusted for quality, location or other factors, whereby each component of the pricing formula can be either fixed or variable, depending on the contract terms. Under the contracts, the Company is required to deliver a fixed or variable volume of crude oil, natural gas or natural gas liquids to the contract counterparty. Crude oil, natural gas and natural gas liquids are sold under contracts of varying terms, including multi-year contracts. Revenues are typically collected in the month following production.

Revenue from the sale of crude oil, natural gas and natural gas liquids is measured based on the consideration specified in contracts with customers, net of sales taxes. Enerplus recognizes revenue when it satisfies a performance obligation by transferring control of the product to a customer. This is generally at the time the customer obtains legal title to the product and when it is physically transferred to the contractual delivery points.

Enerplus evaluates its arrangements with third parties and partners to determine if the Company acts as the principal or as an agent. In making this evaluation, management considers if Enerplus retains control of the product being delivered to the end customer. As part of this assessment, management considers whether the Company retains the economic benefits associated with the good being delivered. Management also considers whether the Company has the primary responsibility for the delivery of the product, the ability to establish prices or the inventory risk, in which case the Company would be the principal and the revenue is recognized on a gross basis. Any associated fees are recorded as an expense. If Enerplus acts in the capacity of an agent rather than as a principal in a transaction, then the revenue is recognized on a net basis, only reflecting the fee, if any, realized by the Company from the transaction.

All references to crude oil and natural gas revenue or production in the Consolidated Financial Statements are net of royalties.

c) Transportation

Enerplus generally sells crude oil and natural gas under two types of agreements which are common in industry. Both types of agreements include a transportation charge. One is a net-back arrangement, under which the Company sells crude oil or natural gas at the wellhead and collects a price, net of the transportation incurred by the purchaser. In this case, sales are recorded at the price received from the purchaser, net of transportation costs.

Under the other arrangement, Enerplus sells crude oil or natural gas at a specific delivery point, pays transportation to a third party and receives proceeds from the purchaser with no transportation deduction. In this case, transportation costs are recorded as transportation expense on the Consolidated Statements of Income/(Loss).

d) Crude Oil and Natural Gas Properties

Enerplus uses the full cost method of accounting for its crude oil and natural gas properties. Under this method, all acquisition, exploration and development costs incurred in finding crude oil and natural gas reserves are capitalized, including general and administrative costs attributable to these activities. These costs are recorded on a country-by-country cost centre basis as crude oil and natural gas properties subject to depletion (“full cost pool”). Costs associated with production and general corporate activities are expensed as incurred.

ENERPLUS 2023 FINANCIAL SUMMARY             11

The net carrying value of both proved and unproved crude oil and natural gas properties is depleted using the unit of production method using proved reserves, as determined using a constant price assumption of the unweighted average of the preceding twelve months’ first-day-of-the-month commodity prices (“SEC prices”). The depletion calculation takes into account estimated future development costs necessary to bring those reserves into production.

Under full cost accounting, a ceiling test is performed on a cost centre basis each quarter. Enerplus limits capitalized costs of proved and unproved crude oil and natural gas properties, net of accumulated depletion and the related deferred income tax effects, to the estimated future net cash flows from proved crude oil and natural gas reserves discounted at 10%, net of related tax effects, plus the lower of cost or fair value of unproved properties (“the ceiling”). This discount rate is not adjusted for current market trends, changes in the cost of capital and the potential impacts, if any, on the discount rate due to climate change or any other factors, as it is prescribed under U.S. GAAP.

The estimated future net cash flows are calculated using the unweighted average of the preceding twelve months’ first-day-of-the-month commodity prices. If such capitalized costs exceed the ceiling, a write-down equal to that excess is recorded as a non-cash charge to net income. A write-down is not reversed in future periods even if higher crude oil and natural gas prices subsequently increase the ceiling.

Under full cost accounting rules, divestments of crude oil and natural gas properties are generally accounted for as adjustments to capitalized costs, with no recognition of a gain or loss. However, if not recognizing a gain or loss on the transaction would have otherwise significantly altered the relationship between a cost centre’s capitalized costs and proved reserves, then a gain or loss is recognized.

e) Other Capital Assets

Other capital assets are recorded at historical cost, net of depreciation, and include furniture, fixtures, leasehold improvements, and computer equipment. Depreciation is calculated on a straight-line basis over the estimated useful life of the respective asset. The cost of repairs and maintenance is expensed as incurred.

f) Other Long-term Assets

Other long-term assets include Company-owned line fill in third party pipelines. Line fill is recorded at lower of cost and net realizable value.

g) Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with maturities of less than 90 days.

h) Asset Retirement Obligations

Enerplus’ crude oil and natural gas operating activities give rise to dismantling, decommissioning, reclamation, and site remediation activities. Enerplus recognizes a liability for the estimated present value of the future asset retirement obligation liability at each balance sheet date. Upon recognition, the liability is recorded at its estimated fair value. The associated asset retirement cost is capitalized and amortized over the same period as the underlying asset. Changes in the estimated liability and related asset retirement cost can arise as a result of revisions in the estimated amount or timing of cash flows. Changes in liabilities for which no related asset exists are recorded in Depletion, depreciation, accretion and impairment expense in the period in which the change is made.

Depletion of asset retirement costs and increases in asset retirement obligations resulting from the passage of time are recorded to Depletion, depreciation, accretion and impairment and charged against net income in the Consolidated Statements of Income/(Loss).

i) Leases

Enerplus determines at inception, whether a business contract is an operating or finance lease, as defined under U.S. GAAP. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

12             ENERPLUS 2023 FINANCIAL SUMMARY

Finance leases are recognized on the commencement date and included in right-of-use (“ROU”) assets and lease liabilities in the Consolidated Balance Sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from such leases. Lease liabilities are recognized at the present value of the lease payments over the lease term. Enerplus’ lease terms may have options to extend or terminate the lease which are included in the calculation of lease liabilities when it is more likely than not that it will exercise those options. A corresponding ROU asset is recognized at the amount of the lease liability, adjusted for payments made prior to lease commencement or initial direct costs, if any. When calculating the present value, Enerplus uses the rate implicit in the lease, or uses its incremental borrowing rate for a similar term and risk profile based on the information available at the commencement date.

Short-term leases with a lease term of 12 months or less are not recorded on the Consolidated Balance Sheets. Such items are charged to operating expenses or general and administrative expenses, as appropriate, in the Consolidated Statements of Income/(Loss), unless the costs are included in the carrying amount of another asset in accordance with U.S. GAAP.

Lease expense for operating leases is recognized on a straight-line basis over the lease term.

Lease agreements can contain both lease and non-lease components, which are accounted for separately. For certain equipment leases, a portfolio approach is applied to account for the ROU assets and liabilities.

j) Income Tax

Enerplus uses the liability method of accounting for income taxes. Deferred income tax assets and liabilities are recorded on the temporary differences between the accounting and income tax basis of assets and liabilities, using the enacted tax rates expected to apply when the temporary differences are expected to reverse. Deferred tax assets are reviewed each period and a valuation allowance is provided if, after considering available evidence, it is more likely than not that a deferred tax asset will not be realized. Enerplus considers both positive and negative evidence including historic and expected future taxable income, reversing existing temporary differences and tax basis carry forward periods in making this assessment.

The expected future taxable income considered in the analysis of the valuation allowance is based on undiscounted cash flows from the proven and probable reserves at forecast prices and costs, as well as other sources of income. A valuation allowance is removed in any period where available evidence indicates all or a portion of the valuation allowance is no longer required. The financial statement effect of an uncertain tax position is recognized when it is more likely than not, based on technical merits, that the position will be sustained upon examination by a taxation authority. Penalties and interest expense related to income tax are recognized in income tax expense. Investment tax credits are applied using the flow-through method.

k) Financial Instruments

i. Fair Value Measurements

Financial instruments are initially recorded at fair value, defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For financial instruments carried at fair value, and when disclosing the fair value of financial instruments on certain non-financial items, inputs used in determining the fair value are characterized according to the following fair value hierarchy:

●   Level 1  – Inputs represent quoted market prices in active markets for identical assets or liabilities.

●   Level 2  – Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets or other market corroborated inputs.

●   Level 3  – Inputs that are not observable from objective sources, such as forward prices supported by little or no market activity or internally developed estimates of future cash flows used in a present value model.

Subsequent measurement is based on classification of the financial instrument into one of the following five categories: held-for-trading, held-to-maturity, available-for-sale, loans and receivables or other financial liabilities.

ii. Non-derivative financial instruments

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, bank credit facilities, and marketable securities reported on the Consolidated Balance Sheets approximates their fair value. The fair value of the senior notes and loan receivable are considered a level 2 fair value measurement and details are disclosed in Note 14.

ENERPLUS 2023 FINANCIAL SUMMARY             13

The Company uses the current expected credit loss model in valuing accounts receivable and loan receivable, which requires the use of a lifetime expected loss provision. In making an assessment as to whether financial assets are credit-impaired, the Company considers: (i) historically realized bad debts; (ii) a counterparty’s present financial condition and whether a counterparty has breached certain contracts; (iii) the probability that a counterparty will enter bankruptcy or other financial reorganization; (iv) changes in economic conditions that correlate to increased levels of default; and (v) the term to maturity of the specified receivable. The carrying amounts of receivables are reduced by the amount of the expected credit loss through an allowance account and losses are recognized within General and administrative expense in the Consolidated Statements of Income/(Loss). If the Company subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account.

For the years ended December 31, 2022 and 2021, Enerplus had designated certain U.S. dollar denominated debt that was held in the parent entity as a hedge of its net investment in operations for which the U.S. dollar is the functional currency. As a non-derivative financial instrument, it was accounted for under hedge accounting. As this was considered an effective hedge in both comparative periods, the unrealized foreign exchange gains and losses arising from the translation of the U.S. denominated debt were recorded in Other Comprehensive Income/(Loss) (“OCI”), net of tax, to the extent the net investment in the U.S. subsidiary supported the U.S. denominated debt. Following the change in functional currency of the parent company to U.S. dollars on January 1, 2023, the net investment hedge was no longer required.

In connection with the sale of certain Canadian assets during the year, the Company provided a loan to the purchaser. The loan receivable is recorded at its amortized cost basis on the Consolidated Balance Sheets in Other current assets.

Marketable securities are classified as held for trading and carried at fair value based on a level 1 designation, with changes in fair value recorded in Transaction costs and other expense/(income). When the instruments are ultimately sold any gains or losses are recognized in Transaction costs and other expense/(income).

iii. Derivative financial instruments

Enerplus enters into financial derivative contracts in order to manage its exposure to market risks from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations.

Enerplus has not designated its financial derivative contracts as accounting hedges and thus has not applied hedge accounting, even though it considers most of these contracts to be economic hedges. As a result, financial derivative contracts are classified as held-for-trading and are recorded at fair value based on a Level 2 designation, with changes in fair value recorded in net income/(loss). The fair values of these derivative instruments are generally based on an estimate of the amounts that would be paid or received to settle these instruments at the balance sheet date. Enerplus’ accounting policy is to not offset the fair values of its financial derivative assets and liabilities.

Realized gains and losses from commodity price risk management activities are recognized in income when the contract is settled. Unrealized gains and losses on commodity price risk management activities are recognized in income based on the changes in fair value of the contracts at the end of the respective reporting period.

Enerplus’ crude oil, natural gas and natural gas liquids physical delivery purchase and sales contracts qualify as normal purchases and sales as they are entered into and held for the purpose of receipt or delivery of products in accordance with the Company’s expected purchase, sale or usage requirements. As such, these contracts are not considered derivative financial instruments. Settlements on these physical contracts are recognized in net income over the term of the contracts as they occur.

l) Foreign Currency

i. Foreign currency transactions

Transactions denominated in foreign currencies are translated to the functional currency using the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency of the entity using the rate of exchange in effect at the balance sheet date whereas non-monetary assets and liabilities are translated at the historical rate of exchange in effect on the date of the transaction. Foreign currency differences arising on translation are recognized in net income/(loss) in the period in which they arise.

14             ENERPLUS 2023 FINANCIAL SUMMARY

ii. Foreign currency translation

In respect of the years ended December 31, 2022 and 2021, for financial statement presentation, assets and liabilities of Enerplus’ Canadian operations, which had a Canadian dollar functional currency until December 31, 2022, were translated into U.S. dollars at period end exchange rates while revenues and expenses were translated using average rates for the period. Gains and losses from the translation were deferred and included in the cumulative translation adjustment which was recorded in accumulated other comprehensive income. On January 1, 2023 the parent entity’s functional currency changed to U.S. dollars on a prospective basis, which aligns with Enerplus’ U.S. dollar reporting currency. As a result, the cumulative translation adjustment balance will not change from December 31, 2022, onward.

m) Share-Based Compensation

Enerplus’ share-based compensation plans include equity-settled Restricted Share Unit (“RSU”) and Performance Share Unit (“PSU”) awards made pursuant to its Share Award Incentive Plan (“SAIP”). The Company is authorized to issue up to 4.5% of outstanding common shares from treasury under the SAIP. Enerplus also has a cash-settled Deferred Share Unit (“DSU”) Plan for Directors (“Director DSU Plan”) and a cash-settled RSU Plan for Directors (“Director RSU Plan”).

i. Long-term Incentive (“LTI”) Plans

For RSU awards granted under the SAIP, employees receive compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded varies by individual and vests one-third each year for three years. The value upon vesting is based on the value of the underlying notional shares plus notional accrued dividends over the vesting period.

For PSU awards granted under the SAIP, executives and management receive compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded varies by individual and they vest at the end of three years. The value upon vesting is based on the value of the underlying shares plus notional accrued dividends along with a multiplier that ranges from 0 to 2 depending on Enerplus’ performance compared to a peer group of both Canadian and U.S. crude oil and natural gas producers over the vesting period.

Under Enerplus’ Director DSU Plan and Director RSU Plan, directors receive compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded is based on the annual equity retainer value. Directors may elect to receive all or a portion of their notional shares under either plan. Under the Director DSU Plan, units vest and are paid at a specified date following the director leaving the Board. Under the Director RSU Plan, units vest one-third each year for three years. The value upon vesting is based on the value of the underlying notional shares plus notional accrued dividends over the vesting period. All Director DSU and RSU grants are settled in cash.

Enerplus recognizes non-cash share-based compensation expense over the vesting period of the equity-settled long-term incentive plans, net of realized forfeitures, based on the estimated grant date fair value of the respective awards. The fair value for the PSUs is adjusted for the outcome of the performance condition. Equity-settled share-based compensation charges are recorded on the Consolidated Statements of Income/(Loss) with an offset to Paid-in capital. Each period, management performs an estimate of the PSU plan multiplier. Any differences that arise between the actual multiplier on plan settlement and management’s estimate is recorded to share-based compensation. On settlement of these plans, amounts previously recorded to Paid-in capital are reclassified to Share capital.

Enerplus recognizes a liability with respect to its cash-settled long-term incentive plans based on their estimated fair value. The liability is re-measured at each reporting date and at settlement date with any changes in the fair value recorded as share-based compensation, included in General and administrative expense.

n) Net Income/(Loss) Per Share

Basic net income/(loss) per common share is computed by dividing net income/(loss) by the weighted average number of common shares outstanding during the period.

For the diluted net income per common share calculation, the weighted average number of shares outstanding is adjusted for the potential number of shares which may have a dilutive effect on Net income. The weighted average number of diluted shares is calculated in accordance with the treasury stock method which assumes that the proceeds received from outstanding RSU’s and PSU’s would be used to repurchase common shares at the average market price.

o) Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, environmental and other sources are recognized when it is probable that a liability has been incurred and the amount can be reasonably estimated. Contingencies are adjusted as additional information becomes available or circumstances change.

ENERPLUS 2023 FINANCIAL SUMMARY             15

p) Accounting Changes and Recent Pronouncements Issued

In future accounting periods, the Company will adopt the following Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”):

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The new guidance will require additional disclosure of significant segment expenses that are regularly provided to the chief operating decision maker. In addition, certain annual disclosures will also be required for interim periods, and single reportable segment entities must apply Topic 280 in its entirety. The updated guidance is effective January 1, 2024 for Enerplus for annual periods and January 1, 2025 for interim periods and will be applied retrospectively. Enerplus has not early adopted this ASU and does not expect a material impact on the Consolidated Financial Statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The standard will require further disaggregation of information in the rate reconciliation by specific categories and disclosure of income taxes paid by jurisdiction. The updated guidance is in effect for Enerplus for annual periods beginning January 1, 2025 and will be applied prospectively. Enerplus has not early adopted this ASU and does not expect a material impact on the Consolidated Financial Statements.

3) ACCOUNTS RECEIVABLE

($ thousands)	December 31, 2023	December 31, 2022
Accrued revenue	$232,307	$244,494
Accounts receivable – trade	38,256	35,019
Allowance for doubtful accounts	(2,130)	(2,923)
Total accounts receivable, net of allowance for doubtful accounts	$268,433	$276,590

4) PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

		Accumulated Depletion,
At December 31, 2023		Depreciation,
($ thousands)	Cost	and Impairment	Net Book Value
Crude oil and natural gas properties(1)	$7,758,278	$(6,246,596)	$1,511,682
Other capital assets	102,131	(92,585)	9,546
Total PP&E	$7,860,409	$(6,339,181)	$1,521,228

		Accumulated Depletion,
At December 31, 2022		Depreciation,
($ thousands)	Cost	and Impairment	Net Book Value
Crude oil and natural gas properties(1)	$7,214,993	$(5,892,089)	$1,322,904
Other capital assets	99,283	(88,598)	10,685
Total PP&E	$7,314,276	$(5,980,687)	$1,333,589
(1)	All of the Company’s unproved properties are included in the full cost pool.

Acquisitions:

For the years ended December 31, 2023 and 2022, Enerplus acquired property and land totaling $7.3 million and $22.5 million, respectively.

On March 10, 2021, Enerplus Resources (USA) Corporation, an indirect wholly-owned subsidiary of Enerplus acquired all of the equity interests of Bruin E&P HoldCo, LLC (“Bruin”) for total cash consideration of $465.0 million, subject to certain purchase price adjustments. After purchase price adjustments, the total consideration was $420.2 million. The transaction was accounted for as an acquisition of a business. Transaction costs of $5.0 million were expensed as incurred.

On April 30, 2021, the Company acquired assets in Dunn County, North Dakota from Hess Bakken Investments II, LLC for total cash consideration of $312.0 million, subject to customary purchase price adjustments. After purchase price adjustments, the purchase consideration including capitalized transaction costs was $306.8 million. The transaction was recorded as an asset acquisition.

Divestments:

For the years ended December 31, 2023 and 2022, Enerplus disposed of properties for proceeds of $3.0 million and $231.4 million, respectively.

16             ENERPLUS 2023 FINANCIAL SUMMARY

During the fourth quarter of 2022, Enerplus divested substantially all of it Canadian assets in two transactions for total adjusted proceeds of $213.0 million after purchase price adjustments and transaction costs. These transactions resulted in a $151.9 million gain on asset divestments on the Consoldiated Statements of Income/(Loss) in 2022.

At December 31, 2023, the outstanding loan receivable received as partial consideration from one of the purchasers was $11.7 million, which was recorded to Other current assets on the Consolidated Balance Sheets (December 31, 2022 – $17.7 million recorded to Other current assets and $13.4 million recorded to Other long-term assets).

At December 31, 2023, the common shares received as partial consideration from one of the purchasers had a fair value of $11.2 million (December 31, 2022 – $23.1 million). The fair value of the marketable securities has been recorded as part of Other current assets on the Consolidated Balance Sheets.

On November 2, 2021, the Company completed a disposition of its interests in the Sleeping Giant field in Montana and the Russian Creek area in North Dakota in the Williston Basin, for total cash consideration of $115.0 million, subject to customary purchase price adjustments. After purchase price adjustments and transaction costs, adjusted proceeds were $107.8 million.

5) IMPAIRMENT OF PP&E

No asset impairment was recorded during the year ended December 31, 2023 (2022 – nil; 2021 – $3.4 million for the Canadian cost centre). The primary factors that affect ceiling values include first-day-of-the-month commodity prices, reserves, capital expenditure levels and timing, acquisition and divestment activity, operating costs, and production levels.

The following table outlines the 12-month average trailing benchmark prices used in Enerplus’ ceiling test at December 31, 2023, 2022 and 2021:

	WTI Crude Oil	U.S. Henry Hub Gas
Period	$/bbl	$/Mcf
2023	$78.21	$2.59
2022	94.14	6.25
2021	66.55	3.64

6) ACCOUNTS PAYABLE

($ thousands)	December 31, 2023	December 31, 2022
Accrued payables	$91,574	$110,267
Accounts payable – trade	294,096	288,215
Total accounts payable	$385,670	$398,482

7) DEBT

($ thousands)	December 31, 2023	December 31, 2022
Current:
Senior notes	$80,600	$80,600
Long-term:
Bank credit facilities	63,429	56,316
Senior notes	42,000	122,600
Total debt	$186,029	$259,516

ENERPLUS 2023 FINANCIAL SUMMARY             17

Bank Credit Facilities

Enerplus has two senior unsecured, covenant-based, sustainability linked lending (“SLL”) bank credit facilities. The first is a $900 million facility with $50 million maturing on October 31, 2025 and $850 million maturing on October 31, 2026. The second facility for $365 million matures on October 31, 2025. Drawn fees range between 125 and 315 basis points over CDOR and SOFR rates and standby fees on the undrawn portion of the facility are based on 20% of the drawn pricing. The SLL bank credit facilities incorporate environmental, social and governance (“ESG”)-linked incentive pricing terms which reduce or increase the borrowing costs by up to 5 basis points as Enerplus’ sustainability performance targets (“SPT”) are exceeded or missed. The SPTs are based on ESG goals related to greenhouse gas emissions, water management, and health and safety. Debt issuance costs of $1.6 million in relation to the SLL bank credit facilities were netted against the bank credit facilities at December 31, 2023. For the year ended December 31, 2023, amortization of debt issuance costs amounted to $1.6 million (December 2022 – $1.5 million).

Senior Notes

During 2023, Enerplus made its second $21.0 million principal repayment on its 2014 senior notes. In addition, Enerplus made its fourth $59.6 million principal repayment on its 2012 senior notes. The terms and rates of the Company’s outstanding senior notes are provided below:

				Original	Remaining
			Coupon	Principal	Principal
Issue Date	Interest Payment Dates	Principal Repayment	Rate	($ thousands)	($ thousands)
September 3, 2014	March 3 and Sept 3	3 equal annual installments beginning September 3, 2024	3.79%	$200,000	$63,000
May 15, 2012	May 15	1 final installment on May 15, 2024	4.40%	$355,000	$59,600
		Total carrying value at December 31, 2023			$ 122,600

8) ASSET RETIREMENT OBLIGATION (“ARO”)

($ thousands)	December 31, 2023	December 31, 2022
Balance, beginning of year	$114,662	$132,814
Change in estimates	14,709	48,419
Property acquisition and development activity	5,003	3,985
Divestments (Note 4)	—	(58,284)
Settlements	(14,999)	(17,401)
Government assistance	—	(1,744)
Accretion expense	6,077	6,873
Balance, end of year	$125,452	$114,662

Enerplus has estimated the present value of its asset retirement obligation to be $125.5 million at December 31, 2023 based on a total undiscounted, uninflated liability of $280.6 million (December 31, 2022 – $114.7 million and $262.4 million, respectively).

For the year ended December 31, 2022, Enerplus recognized $13.1 million as part of Transaction costs and other expense/(income) in the Consolidated Statements of Income/(Loss) to fund abandonment and reclamation obligation requirements on previously disposed of assets.

18             ENERPLUS 2023 FINANCIAL SUMMARY

9) LEASES

The Company has entered into various lease contracts related to office space, drilling rig commitments, vehicles and other equipment. Leases are entered into and exited in coordination with specific business requirements which include the assessment of the appropriate durations for the related leased assets.

($ thousands)	December 31, 2023	December 31, 2022
Assets
Operating right-of-use assets	$24,996	$20,556

Liabilities
Current operating lease liabilities	$12,087	$13,664
Non-current operating lease liabilities	14,333	9,262
Total lease liabilities	$26,420	$22,926

Weighted average remaining lease term (years)
Operating leases	3.3	2.4

Weighted average discount rate
Operating leases	6.4%	3.7%

The Company’s lease contract expenditures/(income) for the years ended December 31, 2023 and 2022 are as follows:

($ thousands)	2023	2022
Operating lease cost	$13,311	$12,409
Variable lease cost	4,754	3,847
Short-term lease cost	7,425	7,163
Sublease income	(1,578)	(1,091)
Total	$23,912	$22,328

Variable lease payments are determined through analysis of day rate fees under applicable rig contracts. The amounts in the table above are recorded as part of general and administrative or operating expenses or property, plant, and equipment depending on the nature of the contract to which they relate. Although Enerplus has various leases containing extensions and/or termination options, none were determined to be reasonably certain to be exercised. As a result, none of these options are recognized as part of the ROU assets or lease liabilities at December 31, 2023 or 2022.

Maturities of lease liabilities, all of which are classified as operating leases at December 31, 2023, are as follows:

($ thousands)	Operating Leases
2024	$13,405
2025	8,893
2026	3,245
2027	1,744
2028	918
After 2028	727
Total lease payments	$28,932
Less imputed interest	(2,512)
Total discounted lease payments	$26,420
Current portion of lease liabilities	$12,087
Non-current portion of lease liabilities	$14,333

Supplemental information related to leases is as follows:

($ thousands)	2023	2022
Cash amounts paid to settle lease liabilities:
Operating cash flow used for operating leases	$14,514	$10,552
Right-of-use assets obtained/(terminated) in exchange for lease liabilities:
Operating leases	$16,369	$5,651

ENERPLUS 2023 FINANCIAL SUMMARY             19

10) CRUDE OIL AND NATURAL GAS SALES

Crude oil and natural gas sales by country and by product for the years ended December 31, 2023, 2022 and 2021 are as follows:

2023				Natural
($ thousands)	Total revenue	Crude oil(1)	Natural gas(1)	gas liquids(1)
United States	$1,663,016	$1,434,989	$153,133	$74,894

2022				Natural
($ thousands)	Total revenue	Crude oil(1)	Natural gas(1)	gas liquids(1)
United States	$2,205,876	$1,646,453	$455,678	$103,745
Canada	147,498	131,283	10,918	5,297
Total	$2,353,374	$1,777,736	$466,596	$109,042

2021				Natural
($ thousands)	Total revenue	Crude oil(1)	Natural gas(1)	gas liquids(1)
United States	$1,355,255	$1,055,748	$219,552	$79,955
Canada	127,320	111,070	11,127	5,123
Total	$1,482,575	$1,166,818	$230,679	$85,078
(1)	U.S. sales of crude oil, natural gas and natural gas liquids relate primarily to the Company’s North Dakota and Marcellus properties. Canadian crude oil sales relate primarily to the Company’s waterflood properties in 2022. Substantially all of the Canadian assets were disposed of in the fourth quarter of 2022.

11) GENERAL AND ADMINISTRATIVE EXPENSE

($ thousands)	2023	2022	2021
General and administrative expense excluding share-based compensation(1)	$47,778	$42,374	$38,013
Share-based compensation expense	17,886	27,580	18,794
General and administrative expense	$65,664	$69,954	$56,807
(1)	Includes non-cash lease credit of $939 in 2023 (2022 – $395, 2021 – $365).

12) INCOME TAXES

Enerplus’ provision for income tax is as follows:

($ thousands)	2023	2022	2021
Current tax
United States	$27,183	$28,063	$2,700
Canada	—	—	(11)
Current tax expense/(recovery)	27,183	28,063	2,689
Deferred tax
United States	$62,196	$217,943	$148,920
Canada	21,975	47,290	(50,165)
Deferred tax expense/(recovery)	84,171	265,233	98,755
Income tax expense/(recovery)	$111,354	$293,296	$101,444

20             ENERPLUS 2023 FINANCIAL SUMMARY

The following provides a reconciliation of income taxes calculated at the Canadian statutory rate to the actual income taxes:

($ thousands)	2023	2022	2021
Income/(loss) before taxes
United States	$461,018	$966,646	$544,464
Canada	106,412	240,952	(208,579)
Total income/(loss) before taxes	567,430	1,207,598	335,885
Canadian statutory rate	23%	23%	24%
Expected income tax expense/(recovery)	$130,509	$277,748	80,612
Impact on taxes resulting from:
Foreign and statutory rate differences	$5,021	$35,636	$19,297
Adjustment to capital loss carryforwards	25,214	—	—
Investment tax credit	(31,671)	(14,245)	—
Change in valuation allowance	(25,043)	291	(560)
Share-based compensation and other	7,324	(6,134)	2,095
Income tax expense/(recovery)	$111,354	$293,296	$101,444

The deferred income tax asset/(liability) consists of the following:

At December 31 ($ thousands)	2023	2022
Canadian deferred income tax asset/(liability)
Property, plant and equipment	$35,667	$40,207
Tax loss carry-forwards and other credits	77,734	101,909
Capital loss carryforwards and other capital items	75,069	101,078
Asset retirement obligation	12,197	11,368
Derivative financial instruments	(727)	(6,578)
Other	7,468	6,442
Valuation allowance	(74,385)	(99,428)
Canadian deferred income tax asset/(liability)	133,023	154,998

United States deferred income tax asset/(liability)
Property, plant and equipment	$(139,380)	$(77,868)
Tax loss carry-forwards and other credits	12,963	1,785
Asset retirement obligation	17,328	15,645
Other	(8,467)	5,077
United States deferred income tax asset/(liability)	(117,556)	(55,361)
Total deferred income tax asset/(liability)	$15,467	$99,637

It is the Company’s practice to reinvest the earnings of its foreign affiliates into their respective operations. Taxes have not been provided on the unremitted earnings of the Company’s foreign investments that it does not intend to repatriate. At December 31, 2023, the unremitted earnings would result in a deferred income tax liability of $14.5 million (2022 – nil) if there had been a provision for these taxes.

Loss carry-forwards available for tax reporting purposes:

At December 31 ($ thousands)	2023	Expiration Date
Canada
Non-capital losses	$386,974	2041-2042

Changes in the balance of Enerplus’ unrecognized tax benefits are as follows:

($ thousands)	2023	2022	2021
Balance, beginning of year	$15,485	$15,485	$15,485
Increase – tax positions in prior periods	—	—	—
Balance, end of year	$15,485	$15,485	$15,485

If recognized, all of Enerplus’ unrecognized tax benefits at December 31, 2023 would affect Enerplus’ effective income tax rate. It is not anticipated that the amount of unrecognized tax benefits will significantly change during the next 12 months.

ENERPLUS 2023 FINANCIAL SUMMARY             21

A summary of the taxation years, by jurisdiction, that remain subject to examination by the taxation authorities are as follows:

Jurisdiction	Taxation Years
United States – Federal	2020-2023
Canada – Federal	2019-2023

Enerplus and its subsidiaries file income tax returns primarily in Canada and the United States. Matters in dispute with the taxation authorities are ongoing and in various stages of completion.

13) SHAREHOLDERS’ EQUITY

a) Share Capital

	2023		2022		2021
(thousands)	Shares	Amount	Shares	Amount	Shares	Amount
Balance, beginning of year	217,285	$2,837,329	243,852	$3,094,061	222,548	$3,113,829

Issued/(Purchased) for cash:
Purchase of common shares under Normal Course Issuer Bid	(16,441)	(152,773)	(27,925)	(266,694)	(12,898)	(128,686)
Issue of shares (net of tax effected issue costs)	—	—	—	—	33,062	99,516

Non-cash:
Share-based compensation – treasury settled(1)	1,354	7,497	1,358	9,962	1,140	9,402
Balance, end of year	202,198	$2,692,053	217,285	$2,837,329	243,852	$3,094,061
(1)	The amount of shares issued on LTI settlement is net of employee withholding taxes.

The Company is authorized to issue an unlimited number of common shares without par value.

For the year ended December 31, 2023, Enerplus declared dividends of $0.230 per weighted average common share totaling $48.6 million (2022 – $0.181 per share and $41.6 million; 2021 – $0.121 per share and $30.5 million). Subsequent to December 31, 2023, the Board of Directors approved an 8% increase to the quarterly dividend to $0.065 per share, to be effective for the March 2024 payment.

On August 4, 2023, the Company filed a short form base shelf prospectus (the “Shelf Prospectus”) with securities regulatory authorities in each of the provinces and territories of Canada and a Registration Statement with the U.S. Securities and Exchange Commission. The Shelf Prospectus allows Enerplus to offer and issue common shares, preferred shares, warrants, subscription receipts and units by way of one or more prospectus supplements during the 25-month period that the Shelf Prospectus remains valid.

On August 17, 2023 Enerplus renewed its Normal Course Issuer Bid (“NCIB”) to purchase up to 10% of the public float (within the meaning under Toronto Stock Exchange rules) during a 12-month period. Enerplus completed its previous NCIB in July 2023. For the year ended December 31, 2023, 16.4 million common shares were repurchased and cancelled under the NCIB at an average price of $15.71 per share, for total consideration of $258.3 million. Of the amount paid, $152.8 million was charged to share capital and $105.5 million was added to accumulated deficit. At December 31, 2023, 12.4 million common shares are available for repurchase under the current NCIB.

For the year ended December 31, 2022, the Company repurchased 27.9 million common shares under the NCIB at an average price of $14.71 per share, for total consideration of $410.9 million. Of the amount paid, $266.7 million was charged to share capital and $144.2 million was added to accumulated deficit.

For the year ended December 31, 2021, the Company repurchased 12.9 million common shares under the NCIB at an average price of $9.55 per share, for total consideration of $123.2 million. Of the amount paid, $128.7 million was charged to share capital and $5.5 million was credited to accumulated deficit.

For the year ended December 31, 2021, Enerplus issued 33.1 million common shares at a price of CDN$4.00 per common share for gross proceeds of $103.4 million (net $99.5 million, after $5.1 million in issue costs, net of $1.2 million in tax) pursuant to a bought deal prospectus offering under its previous base shelf prospectus.

Subsequent to December 31, 2023 and up to and including February 20, 2024, the Company repurchased 1.1 million common shares under the current NCIB at an average price of $14.34 per share, for total consideration of $16.0 million.

22             ENERPLUS 2023 FINANCIAL SUMMARY

b) Share-based Compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and administrative expense on the Consolidated Statements of Income/(Loss):

($ thousands)	2023	2022	2021
Cash:
Long-term incentive plans (recovery)/expense	$(373)	$5,664	$6,875
Non-Cash:
Long-term incentive plans expense	18,259	22,924	13,789
Equity swap (gain)/loss	—	(1,008)	(1,870)
Share-based compensation expense	$17,886	$27,580	$18,794

LTI Plans

The following table summarizes the PSU, RSU, DSU and DRSU activity for the year ended December 31, 2023:

For the year ended December 31, 2023	Cash-settled LTI Plans	Equity-settled LTI Plans
(thousands of units)	DSU/DRSU	PSU(1)	RSU	Total
Balance, beginning of year	633	3,689	2,321	6,643
Granted	81	551	501	1,133
Vested	(178)	(1,041)	(1,214)	(2,433)
Forfeited	—	(18)	(41)	(59)
Balance, end of year	536	3,181	1,567	5,284
(1)	Based on underlying awards before any effect of the performance multiplier.

Cash-settled LTI Plans

For the year ended December 31, 2023, the Company recorded a cash share-based compensation recovery of $0.4 million (2022 – expense of $5.7 million; 2021 – expense of $6.9 million).

At December 31, 2023, a liability of $8.2 million (December 31, 2022 – $11.1 million) with respect to the Director DSU and DRSU Plans has been recorded to Accounts payable on the Consolidated Balance Sheets.

Equity-settled LTI Plans

The following table summarizes the cumulative share-based compensation expense recognized to-date which is recorded as Paid-in Capital on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At December 31, 2023 ($ thousands, except for years)	PSU(1)	RSU	Total
Cumulative recognized share-based compensation expense	$24,160	$16,803	$40,963
Unrecognized share-based compensation expense	4,317	3,928	8,245
Fair value	$28,477	$20,731	$49,208
Weighted-average remaining contractual term (years)	0.8	0.9
(1)	Includes estimated performance multipliers.

The Company directly withholds shares on PSU and RSU settlements for tax-withholding purposes. For the year ended December 31, 2023,  $16.7 million (2022 – $13.4 million; 2021 – $3.6 million) in cash withholding taxes were paid.

ENERPLUS 2023 FINANCIAL SUMMARY             23

c) Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

(thousands, except per share amounts)	2023	2022	2021
Net income/(loss)	$456,076	$914,302	$234,441

Weighted average shares outstanding – Basic	211,353	233,946	251,909
Dilutive impact of share-based compensation	6,543	8,727	7,942
Weighted average shares outstanding – Diluted	217,896	242,673	259,851
Net income/(loss) per share
Basic	$2.16	$3.91	$0.93
Diluted	$2.09	$3.77	$0.90

14) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At December 31, 2023, the carrying value of cash and cash equivalents, accounts receivable and accounts payable approximated their fair value due to the short-term nature of these instruments. The fair values of the bank credit facilities approximate their carrying values as they bear interest at floating rates and the credit spread approximates current market rates.

At December 31, 2023, the senior notes had a carrying value of $122.6 million and a fair value of $115.4 million (December 31, 2022 – $203.2 million and $189.5 million, respectively). The fair value of the senior notes is estimated based on the amount that Enerplus would have to pay a third party to assume the debt, including the credit spread for the difference between the issue rate and the period end market rate. The period end market rate is estimated by comparing the debt to new issuances (secured or unsecured) and secondary trades of similar size and credit statistics for both public and private debt.

At December 31, 2023, the loan receivable had a carrying value of $11.7 million and a fair value of $11.4 million (December 31, 2022 – $31.1 million and $31.6 million, respectively). The fair value of the loan receivable is estimated based on the amount that Enerplus would receive from a third party to assume the loan, including the difference between the coupon rate and the period end market rate for loan receivables of similar terms and credit risk.

The fair value of marketable securities are considered level 1 fair value measurements, while the derivative contracts, senior notes, bank credit facilities and loan receivable are considered level 2 fair value measurements. There were no transfers between fair value hierarchy levels during the year.

b) Derivative Financial Instruments

The derivative financial assets and liabilities on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value associated with equity and commodity contracts for the respective years:

				Income
Gain/(Loss) ($ thousands)	2023	2022	2021	Statement Presentation
Equity Swaps	$—	$1,008	$1,870	G&A expense
Commodity Contracts:
Crude oil	1,087	125,842	(111,655)	Commodity derivative
Natural gas	(26,708)	23,676	249	instruments
Total Unrealized Gain/(Loss)	$(25,621)	$150,526	$(109,536)

The following table summarizes the effect of Enerplus’ commodity contracts on the Consolidated Statements of Income/(Loss):

($ thousands)	2023	2022	2021
Unrealized change in fair value gain/(loss)	$(25,621)	$149,518	$(111,406)
Net realized cash gain/(loss)	56,938	(347,204)	(163,026)
Commodity contracts gain/(loss)	$31,317	$(197,686)	$(274,432)

24             ENERPLUS 2023 FINANCIAL SUMMARY

The following table summarizes the presentation of fair values on the Consolidated Balance Sheets:

	December 31, 2023		December 31, 2022
	Assets	Liabilities	Assets	Liabilities
($ thousands)	Current	Current	Current	Current
Commodity Contracts:
Crude oil	$3,161	$—	$9,834	$10,421
Natural gas	—	—	26,708	—
Total	$3,161	$—	$36,542	$10,421

The fair value of commodity contracts and the equity swaps is estimated based on commodity and option pricing models that incorporate various factors including forecasted commodity prices, volatility and the credit risk of the entities party to the contract. Changes and variability in commodity prices over the term of the contracts can result in material differences between the estimated fair value at a point in time and the actual settlement amounts.

At December 31, 2023, the fair value of Enerplus’ commodity contracts totaled a net asset of $3.2 million (December 31, 2022 – net asset $26.1 million).

c) Risk Management

In the normal course of operations, Enerplus is exposed to various market risks, including commodity prices, foreign exchange, interest rates, equity prices, credit risk, liquidity risk, and the risks associated with environmental/climate change risk, social and governance regulation, and compliance.

i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus’ policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes.

The following tables summarize Enerplus’ price risk management positions at February 20, 2024:

Crude Oil Instruments:

Instrument Type(1)	Jan 1, 2024 - Jun 30, 2024
	bbls/day	$/bbl
WTI Purchased Put	5,000	77.00
WTI Sold Put	5,000	65.00
WTI Sold Call	5,000	95.00
(1)	The total average deferred premium spent on the Company’s outstanding crude oil contracts is $1.25/bbl from January 1, 2024 – June 30, 2024.

Natural Gas Instruments:

Instrument Type	Feb 1, 2024 – Feb 29, 2024
	Mcf/day	$/Mcf
Leidy Basis Swap	40,000	(0.45)

Foreign Exchange Risk & Net Investment Hedge:

Enerplus is exposed to foreign exchange risk as it relates to certain activities transacted in Canadian dollars. The parent company and its subsidiaries have a U.S. dollar functional currency, and the parent company has both U.S. and Canadian dollar transactions. Canadian denominated monetary assets and liabilities are subject to revaluation from the source currency of Canadian dollars to the functional currency of U.S. dollars, generating realized and unrealized foreign exchange (gains)/losses in the Consolidated Statements of Income/(Loss).

ENERPLUS 2023 FINANCIAL SUMMARY             25

Prior to the change in functional currency, Enerplus designated certain U.S. dollar denominated debt held in the parent entity as a hedge of its net investment in its U.S. subsidiary, which has a U.S. dollar functional currency. The unrealized foreign exchange gains and losses arising from the translation of the debt were recorded in Other Comprehensive Income/(Loss), net of tax, and were limited by the cumulative translation gain or loss on the net investment in the U.S. subsidiary. Following the change in functional currency of the parent company to U.S. dollars on January 1, 2023, the net investment hedge on the U.S. dollar denominated debt held in the parent entity for the U.S. subsidiaries was no longer required. For the year ended December 31, 2023, there were no unrealized foreign exchange gains or losses recorded in Other Comprehensive Income/(Loss) compared to an unrealized loss of $26.5 million on Enerplus’ U.S. denominated debt for the year ended December 31, 2022.

Interest Rate Risk:

The Company’s senior notes bear interest at fixed rates while the bank credit facilities bear interest at floating rates. At December 31, 2023, approximately 66% of Enerplus’ debt was based on fixed interest rates and 34% on floating interest rates (December 31, 2022 – 78% fixed and 22% floating), with weighted average interest rates of 4.1% and 6.7%, respectively (December 31, 2022 – 4.2% and 5.7%, respectively). At December 31, 2023 and 2022, Enerplus did not have any interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 13. The Company may enter into various equity swaps to fix the future settlement cost on a portion of its cash settled LTI plans. At December 31, 2023 and 2022, Enerplus did not have any equity swaps outstanding.

ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing, divestments and financial counterparty receivables. Enerplus has appropriate policies and procedures in place to manage its credit risk; however, given the volatility in commodity prices, Enerplus is subject to an increased risk of financial loss due to non-performance or insolvency of its counterparties.

Enerplus mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor counterparties’ credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining  financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

The Company’s maximum credit exposure consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At December 31, 2023, approximately 91% of Enerplus’ marketing receivables were with companies considered investment grade (December 31, 2022 – 90%).

Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts off future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. Considering Enerplus’ expected credit losses, the allowance for doubtful accounts balance at December 31, 2023 was $2.1 million (December 31, 2022 – $2.9 million).

iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash and cash equivalents) and shareholders’ capital. Enerplus’ objective is to provide adequate short and longer-term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current crude oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, share repurchases, access to capital markets, as well as acquisition and divestment activity.

At December 31, 2023, Enerplus was in full compliance with all covenants under the bank credit facilities and outstanding senior notes. If the Company breaches or anticipates breaching its covenants, the Company may be required to repay, refinance, or renegotiate the terms of the debt.

26             ENERPLUS 2023 FINANCIAL SUMMARY

iv) Climate Change Risk

The following provides certain considerations as to the impact of climate change on the amounts recorded in the financial statements for the year ended December 31, 2023. The below is not a comprehensive list or analysis of all climate change impacts and risks. In addition, the focus is with respect to the impact of climate change on amounts recognized in the Company’s financial statements as at and for the year ended December 31, 2023.

Changing regulation

Emissions, carbon and other regulations impacting climate and climate related matters are continuously evolving. The U.S. Securities and Exchange Commission has issued proposed Rule 33-11042 The Enhancement and Standardization of Climate Related Disclosures for Investors. The Canadian Sustainability Standards Board has been established to determine the applicability of the International Sustainability Standards Board’s S1 & S2 Sustainability Disclosure Standards in the Canadian marketplace. As both standards and applicability are still subject to change, the cost to comply with these standards, along with others that may be developed or evolve over time, has not been quantified.

Impact of climate events and change on amounts recorded in the 2023 financial statements

Reserves, ceiling test, and depletion:

The Company engages third party external reserve engineers to evaluate its reserves, which are used in the Company’s ceiling test and depletion calculations. Given the prescriptive nature of the ceiling test and depletion calculations, specific adjustments to the pricing and discount rate used in the reserve reports are not permitted. To the extent applicable, the Company and the third party external reserve engineers may consider the impacts of climate change from a cost and legislative perspective on reserves. The ultimate period in which global energy markets can fully transition from carbon-based sources to alternative energy is highly uncertain, and as such, it is difficult to determine the impact on estimated future net cash flows of such a transition.

Expenditures on property, plant and equipment:

The Company incurs capital expenditures related to emissions reduction initiatives. The extent of spending on projects directly linked to reducing the climate impact of the Company’s operations will vary, however, management anticipates funding future projects through cash flow from operations and bank credit facilities.

Current assets and current liabilities:

These amounts are short term in nature and management is not aware of any material impacts on these items related to climate change and climate events. The Company did not experience material credit losses on its accounts receivable during 2023.

Access to capital:

There is risk that access to capital may be restricted to the oil and gas industry. Management plans to continue to monitor and adjust the capital structure where necessary. At December 31, 2023, Enerplus had two SLL bank credit facilities with three sustainability performance targets. See Note 7 for further detail.

Physical effects of climate events (i.e. fire, flood, extreme weather) on the financial results

The Company’s financial results for 2023 were not materially impacted by a climate event.

ENERPLUS 2023 FINANCIAL SUMMARY             27

15) COMMITMENTS AND CONTINGENCIES

a) Commitments

Enerplus has the following minimum annual commitments, excluding operating leases which are recorded in the lease liability (see Note 9):

		Minimum Annual Commitment Each Year
($ thousands)	Total	2024	2025	2026	2027	2028	Thereafter
Senior notes(1)	$122,600	$80,600	$21,000	$21,000	$—	$—	$—
Transportation commitments	416,370	72,604	73,453	74,000	61,868	37,518	96,927
Service workover rigs commitments	7,906	7,906	—	—	—	—	—
Total commitments(2)	$546,876	$161,110	$94,453	$95,000	$61,868	$37,518	$96,927
(1)	Interest payments have not been included.
(2)	Production taxes, lease rentals, mineral taxes (hydrocarbon production rights) and surface royalties have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.

b) Contingencies

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

16) GEOGRAPHICAL INFORMATION

As at and for the year ended December 31, 2023 ($ thousands)	U.S.	Canada	Total
Crude oil and natural gas sales	$1,663,016	$—	$1,663,016
Depletion, depreciation, accretion and impairment	359,756	17,739	377,495
Property, plant and equipment	1,518,656	2,572	1,521,228
Deferred income tax asset	—	133,023	133,023
Deferred income tax liability	117,556	—	117,556

As at and for the year ended December 31, 2022 ($ thousands)	U.S.	Canada	Total
Crude oil and natural gas sales	$2,205,876	$147,498	$2,353,374
Depletion, depreciation, accretion and impairment	286,438	22,929	309,367
Property, plant and equipment	1,329,545	4,044	1,333,589
Deferred income tax asset	—	154,998	154,998
Deferred income tax liability	55,361	—	55,361

As at and for the year ended December 31, 2021 ($ thousands)	U.S.	Canada	Total
Crude oil and natural gas sales	$1,355,255	$127,320	$1,482,575
Depletion, depreciation, accretion and impairment	246,949	27,807	274,756
Property, plant and equipment	1,179,070	88,322	1,267,392
Deferred income tax asset	162,582	218,276	380,858

17) SUPPLEMENTAL CASH FLOW INFORMATION

a)	Changes in Non-Cash Operating Working Capital

($ thousands)	December 31, 2023	December 31, 2022	December 31, 2021
Accounts receivable	$5,121	$(45,837)	$(144,413)
Other assets	3,674	(2,442)	(7,583)
Accounts payable – operating	(16,849)	8,773	57,353
Non-cash operating activities	$(8,054)	$(39,506)	$(94,643)

28             ENERPLUS 2023 FINANCIAL SUMMARY

b)	Changes in Non-Cash Investing Working Capital

($ thousands)	December 31, 2023	December 31, 2022	December 31, 2021
Accounts payable – investing(1)	$954	$3,420	$32,793
Other current assets – investing(1)	(9,738)	—	—
Non-cash investing activities	$(8,784)	$3,420	$32,793
(1)	Relates to changes in Accounts payable and Other current assets for capital and office expenditures that are included in Capital and office expenditures on the Consolidated Statements of Cash Flows.

($ thousands)	December 31, 2023	December 31, 2022	December 31, 2021
Settlement on divestment(1)	$—	$(13,053)	$—
(1)	Relates to funding abandonment and reclamation obligation requirements on previously disposed assets. Refer to Note 8.

($ thousands)	December 31, 2023	December 31, 2022	December 31, 2021
Loan receivable	$20,992	$(31,172)	$—
Accounts receivable	3,128	(3,128)	—
Other current assets	8,243	(20,654)	—
Non-cash working capital – Canadian divestments(1)	$32,363	$(54,954)	$—
(1)	Refer to Note 4.

c)	Cash Income taxes and Interest payments

($ thousands)	December 31, 2023	December 31, 2022	December 31, 2021
Income taxes paid	$30,289	$26,061	$5,500
Interest paid	$16,554	$24,399	$25,808

18) SUBSEQUENT EVENTS

On February 21, 2024, Enerplus entered into an arrangement agreement with Chord Energy Corporation ("Chord"), pursuant to which, upon completion of the transaction (the "Arrangement"), Enerplus shareholders will receive 0.10125 shares of Chord common stock and $1.84 in cash for each share of Enerplus, representing 90% stock and 10% cash consideration.

The Arrangement will be completed as a plan of arrangement under the Business Corporations Act (Alberta) and is subject to the approval of at least two-thirds of the votes cast by holders of Enerplus shares at a meeting to be called to consider the Arrangement. The issuance of shares of Chord stock is subject to the approval of the majority of votes cast by holders of shares of Chord in connection with the transaction, pursuant to the rules of the Nasdaq Global Select Market ("NASDAQ").

The Arrangement has been unanimously approved by the Board and the board of directors of Chord. The Arrangement is subject to customary closing conditions in the United States and Canada, as well as the approvals by Chord and Enerplus’ shareholders referenced above, the approval of the Court of King's Bench of Alberta, the listing of shares of Chord's stock on NASDAQ and regulatory clearances or approvals. Subject to the foregoing approvals, the Arrangement is expected to close by mid-year 2024.

Subsequent to December 31, 2023, the Board of Directors approved an 8% increase to the quarterly dividend to $0.065 per share, to be effective for the March 2024 payment.

ENERPLUS 2023 FINANCIAL SUMMARY             29